CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea” prepared for Nevsun Resources Ltd. dated 09 August, 2017 with effective date December 31, 2016 (the “Technical Report”).

I, Anoush Ebrahimi, Ph.D., P.Eng. do hereby certify that:

1	I am a Principal Consultant-Mining with the firm of SRK Consulting (Canada) Inc. with an office at 2200 - 1066 West Hastings Street, Vancouver, B.C., Canada.

2	I am a graduate of University of Kerman Iran in 1991 and received Ph.D. degree in mining engineering from University of British Columbia, Canada. I have practiced my profession continuously since 1991 where I have both worked at base metal mines operations as well as consulted on a range of base metal projects around the world.

3	I am a professional engineer registered with the APEGBC, license # 30166.

4	I have visited the Bisha property on several occasions, for this Technical Report my site visit has taken place from 18 October 2016 to 24 October 2016.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43 101F1.

6	As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7	I accept professional responsibility for sections 14, 15, 20.2.1, 20.3.1, as well as relevant sections described in Executive Summary, sections 24 and 25 of this technical report.

8	I had prior involvement with the subject property having contributed to 2014 and 2015 reserve updates that were published in Annual Information Form on 26 February, 2015, and 15 March, 2016 respectively.

9	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated 09 August, 2017 at Vancouver, Canada.

[“signed and sealed”] Anoush Ebrahimi, Ph.D., P.Eng. Principal Consultant (Mining) SRK Consulting (Canada) Inc.